

March 5, 2010

By U.S. Mail and Facsimile to: (415) 984-8701

Shane C. Albers
Chief Executive Officer
IMH Financial Corporation
4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251

> **Re: IMH Financial Corporation**
> **IMH Secured Loan Fund, LLC**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 16, 2010**
> **File Nos. 333-164087 and 333-164087-01**

Dear Mr. Albers:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-4

General

1.   Please revise to update the financial statements and pro forma information included in your registration statement in accordance with Rule 3-12 of Regulation S-X.

2.   Please revise your future Exchange Act filings to address the comments below as applicable. We may have further comments based on your responses.

3.   We note your response to comment 1 in our letter dated January 28, 2010. At the

first use of "initial public offering" in the consent solicitation/prospectus, please revise to clarify that the term is intended to mean the first underwritten offer and sale of the company's securities for cash. Please also distinguish this understanding of the term from the offer and sale of the company's securities through a business combination transaction that you are registering on Form S-4.

4. We note your response to comment 2 in our letter dated January 28, 2010. Please tell us if the acquisition of all of the outstanding shares of the Manager and all of the outstanding membership interests of Holdings would require member approval if that part of the Conversion Transactions were presented on its own. If so, please revise to submit the acquisition as a separate proposal. Please note that the submission of the Conversion Transactions as two separate proposals does not impact your ability to condition the completion of the transactions on member approval of the separate proposals.

5. We note your response to comment 3 in our letter dated January 28, 2010; however, we are unable to conclude, based on the analysis you have provided, whether or not the Manager's compensation constitutes a significant adverse change under Article 2.40. Please provide a more robust analysis for how you reached this conclusion.

6. We note your response to comment 4 in our letter dated January 28, 2010. We also note that the description of the company's capital stock is qualified in its entirety by the provisions of the Delaware General Corporation Law on page 246. Please revise accordingly.

7. We note your response to comment 5 in our letter dated January 28, 2010. Please revise the "Special Dividend" discussion on page 24 to state that you intend to pay the dividend with investment income and proceeds from dispositions and not from net proceeds of the initial public offering. Please also revise the last risk factor on page 44 to discuss the reasons the company may not generate sufficient investment income and disposition proceeds to be able to pay the dividend. Please also revise your disclosure on page 103 in accordance with this comment.

8. Please tell us, with a view towards revised disclosure, whether the company will consider paying the Special Dividend at any time after the twelve-month anniversary of the initial public offering if sufficient legally distributable funds are not available at the twelve-month anniversary.

9. We note your response to comment 6 in our letter dated January 28, 2010. It is unclear from your revised disclosure if there is any limit on the amount of time the board is given after the consummation of the initial public offering to make its determination to redeem Class C holders. Please disclose any such limitation. If

there is no such limitation, please disclose that fact.

Cover Page of Consent Solicitation/Prospectus

10. We note your response to comments 8 and 9 in our letter dated January 28, 2010. We also note that you have included the additional disclosure in response to these comments on the cover page of the registration statement. Please revise to include the additional disclosure on the cover page of the consent solicitation/prospectus as required by Item 501(b) of Regulation S-K. Please also disclose the expected book value of the shares to be issued in the transaction.

Termination of Selling Agreement, page 23

11. Please revise to disclose, to the extent known, the exercise price of the warrants and the expected date of issuance. Please also discuss briefly the material terms of the selling agreements that will be terminated in exchange for the warrants.

Risk Factors, page 40

The fairness opinion relating to the acquisitions of the Manager…, page 45

12. Please revise this risk factor to state that the fairness opinion is limited to the acquisition of the Manager and Holdings and does not address the fairness of the Conversion Transactions as a whole.

Your ownership percentage and proportionate interest…, page 47

13. Please revise this risk factor to address specifically the warrants to be issued in exchange for the termination of the selling agreements.

Voting and Consents, page 76

14. You state that the Fund reserves the right to extend, one or more times, the final date for receipt of written consents. Please tell us, with a view towards revised disclosure, if the Fund is permitted under state law to extend the final date for receipt of written consents indefinitely.

Revocation of Consents, page 78

15. Please disclose the address to which members should send their written notice of revocation and what information needs to be included in the notice.

Background of the Conversion Transactions, page 84

16.   We note your response to comment 45 in our letter dated January 28, 2010. Item 4(b) of Form S-4 calls for disclosure regarding reports, opinions or appraisals "materially relating to the transaction". Based on your response to our comment and the disclosure in the consent solicitation/prospectus, it is unclear that the ValueScope reports are not materially related to the transaction. We note, in that regard, that the ValueScope reports reflect a third-party determination of the value of the Manager and Holdings, both of which are being acquired as part of the transaction.

17.   Please disclose how the Manager utilized the reports provided by ValueScope and the reasons the Manager engaged Sutter Securities, rather than ValueScope, to provide a fairness opinion.

18.   It appears that the November report by ValueScope addresses, among other things, the fair market value of the Fund, but the December report does not address the fair market value of the Fund. Please explain the inconsistency.

Fairness Opinion of Sutter Securities, page 88

19.   We note your response to comment 48 in our letter dated January 28, 2010. We also note that you did not file the presentation provided to the Manager's board of directors on February 8, 2010 as an exhibit to the registration statement. Please file this presentation as an exhibit to your next amendment. Refer to Item 21(c) of Form S-4.

Distributions Following Consummation of the Conversion Transactions and an Initial Public Offering, page 103

20.   We note the disclosure you have added in response to our former comment 28 regarding your dividend policy in this section and on page 24: "With minimal existing debt and a significant equity base following the initial public offering, we anticipate our earnings will be sufficient to cover all operating expenses and any excess earnings will be available for distributions to our stockholders." In addition, on page 24, you continue to claim that you "intend to make annual distributions per share generally comparable to historical amounts paid by the Fund…" There does not appear to be any basis for these statements given that you do not know if you will have a significant equity base following your IPO or what your earnings will be. In addition, on page 13 of the Prospectus, you state that "[you] may need a significant amount of time to fully invest the available net proceeds of any initial public offering…" which suggests that it may be some time before you could institute a quarterly dividend policy. Please revise your

disclosure to present a more realistic description of your dividend policy.

Legal Proceedings, page 126

21.   Please tell us if the company is aware of any potential claims or judicial actions relating to the Conversion Transactions. If so, provide us with a brief summary of each claim or action and tell us your basis for not including disclosure in the consent solicitation/prospectus.

Unaudited Pro Forma Condensed Combined Financial Information, page 128

22.   We note your response to prior comment 63 from our letter dated January 28, 2010. Please address the following regarding your conclusion that the Manager did not meet the criteria as having "power over activities" or a "significant financial interest" of the Fund:

a.   Tell us in greater detail how you determined that the Manager failed to meet the criteria for "power over activities." Specifically in your response, address the fact that the Manager ultimately controls the complete operating processes from underwriting and origination to collection activities, and that the Manager provides all personnel, employees and management necessary to support the Fund's operations.

b.   Explain in greater detail how you determined it was appropriate to consider that the fees received by the Manager associated with the underwriting and origination process were "separate and apart from the Fund's ultimate investment" given that these fees seem integral to the overall management of the Fund in that the Fund has to purchase the loans that you selected for underwriting and origination.

c.   We note the example described in the middle paragraph under the section entitled "Shared Power and Economic Substance" of the Staff speech referenced in your response differs from your situation in various ways. For instance, in the example provided, a single company has transferred assets to a structure to be managed by a third party. In your situation, the Manager directly selects and originates the assets to be transferred to the Fund, and you (as the Manager) directly receive fees from the underwriting, origination, and collection processes in addition to typical management fees.

23.   We note your response and revised disclosures to prior comment 67 from our letter dated January 28, 2010, including the additional disclosure of a purchase price allocation on page 136. Please address the following:

      a.   You present a net working capital asset of $312,000 in your purchase price allocation table. Please revise to more clearly disclose how you calculated this number, and how the balance and/or adjustment is reflected on the face of your pro forma balance sheet for the period ended September 30, 2009.

      b.   You present Receivable and Other Assets of $922,000 in your purchase price allocation table. This does not appear to agree with the actual balance of $987,000 shown in the Manager's column on the face of your pro forma balance sheet for the period ended September 30, 2009. Please revise to clarify this discrepancy or to reflect other adjustments made.

      c.   It appears you will acquire $89,000 in Cash and Cash Equivalents in the transaction, as reflected in the Manager's column on the face of your pro forma balance sheet for the period ended September 30, 2009. For purposes of transparency, please revise to clarify how this amount is reflected in your reconciliation to the amounts presented in your purchase price allocation table.

      d.   It appears you will acquire approximately $1.2 million in Accrued Expenses and Other Liabilities in the transaction, as reflected in the Manager's column on the face of your pro forma balance sheet for the period ended September 30, 2009. For purposes of transparency, please revise to clarify how this amount is reflected in your reconciliation to the amounts presented in your purchase price allocation table.

      e.   In your revised disclosures related to pro forma financial information footnote 4(h), on page 140 you present a deferred tax asset of $1.9 million and a deferred tax liability of $1.9 million. We note that the deferred tax asset of $1.9 million is shown as a contra-liability account within the Deferred Tax Liability line item on the face of your pro forma balance sheet for the period ended September 30, 2009, and the related Note Reference is "c" rather than "h". Please revise to label the Note Reference for your deferred tax asset pro forma adjustment as "h", as this more accurately reflects the pro forma footnote in which this adjustment is described.

      f.   In addition, please also consider adding the Note Reference "h" to the deferred tax liability pro forma adjustment line item in addition to the current reference of "c", as the deferred tax liability adjustment is described in both footnotes.

24.   We note your response and revised disclosures to prior comment 73 from our letter dated January 28, 2010, including the additional tabular disclosure of the

computation of pro forma average shares of common stock in IHM on page 141. Please address the following:

a.   Please revise the title of this line item "Ending equity as of September 30, 2009" to indicate that the amount shown is <u>only</u> the Fund's equity and <u>does not include</u> the Manager's ending equity balance.

b.   We note on the face of your Statement of Operations for the year ended December 31, 2008 and the period ended September 30, 2009, that your "Weighted Average Membership Units Outstanding" were 67,333 and 73,038 at each period end, respectively. However, in your pro forma calculation on page 141, we note that the "Total units outstanding at September 30, 2009" equals the "Weighted average shares outstanding" for the period ended September 30, 2009. Please tell us why the "total" member units outstanding and the "weighted average" member units outstanding at September 30, 2009 do not differ.

Management's Discussion and Analysis of IMH Secured Loan Fund, LLC

Selected Financial Data, page 144

25.   We note your response and revised disclosures to prior comment 80 from our letter dated January 28, 2010, including the additional disclosure of your rollforward of allowance for credit losses by loan classification on pages 33 and 149. It appears the activity related to the provision for credit losses, which reflects an amount of $82 million at September 30, 2009, is incorrectly subtitled "Total charge-offs". Please revise to appropriately title this line item "Total provision for credit losses".

Borrower and Borrower Group Concentrations, page 163

26.   We note your response and revised disclosures to prior comment 76 from our letter dated January 28, 2010. In order to increase transparency, please further revise this section to disclose the type of loan(s) each of these borrowers or borrower groups hold with you (e.g., pre-entitled land held for investment, entitled land held for investment, construction-in-process, existing structure-improvements, etc.). Please also revise your related disclosures on page 176 accordingly.

Results of Operations for the Years Ended December 31, 2006, 2007 and 2008

Loan Modifications, page 178

27.   We note your response and revised disclosures to prior comment 94 from our

letter dated January 28, 2010, including the additional tabular disclosure on page 179 in response to prior bullet point "e". We also note from the disclosure added on page 176 that you added additional interest reserves on two loans that were modified during the fourth quarter 2008. If true, please revise to specifically confirm that these are the only modified loans or loans in default for which you advanced additional interest reserves for all periods presented.

28.   Please tell us whether you have advanced additional interest reserves on any loans that were modified in the fourth quarter of 2009 or the first quarter of 2010.

Important Relationships Between Capital Resources and Results of Operations

Loans in Default Status Update, page 182

29.   We note your response and revised disclosures to prior comment 83 from our letter dated January 28, 2010, including your additional narrative disclosures related to the current status of loans in default at September 30, 2009. We note your sentence in the fourth paragraph in page 183 that "additionally, you commenced foreclosure proceedings on four additional loans in default in the fourth quarter of 2009." It is not clear from your disclosure whether those four loans are within the 16 total loans mentioned at the beginning of the paragraph, or are in addition to the 16 loans. Please revise to clarify whether these four loans are part of the 16 total loans discussed at the beginning of the paragraph. In addition, if they are included in the 16 loans discussed at the beginning of the paragraph, it appears that you discuss the status of only 43 loans in this narrative disclosure versus the 48 total loans in default presented in the tabular disclosure on page 184. Please also provide a narrative disclosure for the remaining loans in default at September 30, 2009.

30.   We note your response to prior comment 83 from our letter dated January 28, 2010 and related disclosure revisions, including your additional tabular disclosures related to loans in default on pages 183 and 184. Please note that disclosure information required by Item III.C of Industry Guide 3 is required for each of the last *five years*. As such, please further revise to also present information related to loans in default (i.e. past due loans) for the years ended December 31, 2007, 2006, 2005 and 2004, as appropriate. If you had no loans in default at those dates, please revise to clearly state that fact.

31.   We note your response to prior comment 83 from our letter dated January 28, 2010 and related disclosure revisions, including your additional disclosure related to loans in default by loan classification on page 184. In order to increase transparency, please further revise this tabular disclosure to separately present loans in default by loan classification that are considered non-accrual versus loans in default by loan classification that are still accruing interest. Please also note

that Item III.C of Industry Guide 3 requires that this information be presented for each of the last five years.

Loans in Default and Impaired Loans, page 184

32.   We note your response and revised disclosures related to prior comment 81 from our letter dated January 28, 2010. In your response to bullet point "c", you told us your policy for reclassifying a loan from non-accrual status to accrual status. However, it does not appear that you have disclosed this aspect of your policy in the filing. Please revise this section and your accounting policies footnote in your financial statements to disclose your policy for returning a loan to accrual status including the information provided in your response to previous comment 81c.

33.   We note your response to prior comment 89 from our comment letter dated January 28, 2010. It appears from your response that you believe you are not required to present information related to financial assets and liabilities measured at fair value on a non-recurring basis (e.g. impaired loans) since you did not elect to adopt the fair value option under ASC 825-10-5 (SFAS 159). Please note that regardless of whether or not you elected the fair value option, you are <u>still required</u> to present information required by ASC 820-10-50 (SFAS 157) for all financial instruments measured at fair value on <u>both a recurring and non-recurring basis</u>. Accordingly, as previously requested, please revise to present all of the information required by ASC 820-10-50-5 for your financial assets and liabilities measured at fair value on a non-recurring basis in a tabular format as required by ASC 820-10-50-8. Please also revise your disclosures in Note 4 on pages F-24 and F-55 and in all future interim and annual financial statements accordingly.

Loan Portfolio Valuation Analysis and Allowance for Credit Losses, page 185

34.   We note your response and revised disclosures related to prior comment 87 from our letter dated January 28, 2010. Please address the following related to your fair value methodology used to value the collateral underlying your loan portfolio:

        a.   You repeatedly refer to your consideration of the "highest and best use" of the collateral in your response and in your disclosures, including your disclosures on page 187. ASC 820-10-35-10 defines "highest and best use," and differentiates between assets where the valuation premise is based on "In-use" valuation versus "In-exchange" valuation. Based on the guidance of ASC 820-10-35, including the definitions of "In-use" valuation versus "In-exchange" valuation provided in paragraph 10, please revise to clarify the consideration you gave to the highest and best use of your various properties (in terms of "In-use" valuation versus "In-exchange" valuation) in determining whether to use Level 2 or Level 3 data or whether to value the property on an "As is" basis or on an "As developed" basis.

b. You state on page 187 that beginning in the fourth quarter of 2008 you
    used Level 2 data for your valuation of the collateral. If Level 2 data was
    previously available, please more clearly explain why you did not use it
    prior to the fourth quarter of 2008.

c. Your response to bullet point "b" indicates that you did not specifically
    adjust your valuations for entrepreneurial profit margins. Tell us the
    discount rates used for the loans where you used the "as developed"
    approach. Tell us how you determined that the risk premium for
    entrepreneurial profit margins was properly captured in the discount rates
    used, and quantify how you adjusted or increased the discount rates to
    capture the additional risk premium.

d. We note your response to bullet point "c". Tell us specifically how you
    determined which result to use or how you weighted the results. Tell us in
    detail how you applied the "highest and best use" criteria in these
    circumstances and how the valuation estimates were adjusted accordingly.

e. Your response to bullet point "f" indicates that you believe an "as is"
    valuation of your loan portfolio would have produced a valuation $20.4
    million lower than the valuation you used. You indicate that $19.9 million
    of the decrease would relate to excluding offers to purchase by unaffiliated
    third parties on the 12 loans where you used those offers in lieu of your
    "as is" valuations. Please provide us with a table that details the
    following:

    o   a breakdown of the valuation for each loan on an "as is" basis;
    o   the amount of the purchase offer received;
    o   the date the purchase offer was received; and
    o   the nature of the offer and any limitations or conditions.

f. Given the significant excess of the purchase offers over the "as is"
    valuation of $19.9 million, tell us why none of the offers was accepted,
    particularly in light of the Fund's current liquidity issues.

g. Tell us whether you received any other purchase offers for loans other
    than the 12 noted above. If so, please provide us with the details of those
    offers in the context of their "as is" valuations.

h. You note that the remaining $500,000 of the $20.4 million valuation
    difference represented the amount by which the Level 3 valuations on two
    loans exceeded their "as is" valuations. Please explain in detail why you

believe the Level 3 valuations were more indicative of the fair value of these loans. Please provide us with the details of your valuations on these loans for both the Level 3 basis and the "as is" basis.

35.   We note your response and revised disclosures in response to prior comment 88 from our letter dated January 28, 2010. Further, we note your response to bullet point "b" in which you indicate that you *"had all significant loans appraised at December 31, 2008. For purposes of the September 30, 2009 report on Form 10-Q, (you) had all of the portfolio assets (loans and real estate owned assets) subjected to valuation by independent third-party valuation firms."* Please address the following:

   a.   Tell us and revise to clarify what you mean by "subjected to valuation" by independent valuation firms and how these procedures differ from obtaining an appraisal on each loan.

   b.   We were unable to locate revised disclosures in your filing that describe your appraisal process, specifically as stated in the first two sentences of your response to bullet point "b". Please tell us where this information has been disclosed in your filing, or revise to include this information accordingly.

36.   We note your response and revised disclosures on page 191, related to your charge-off policy, in response to prior comment 90 from our letter dated January 28, 2010. Please address the following:

   a.   Please revise to more clearly describe when and how you record loan charge-offs, including the timing of the charge-off and the specific factors or "triggers" that warrant a loan to be charged-off.

   b.   Tell us whether you record partial loan charge-offs and, if so, please revise to disclose that fact and describe the specific circumstances in which you would record a partial charge-off.

   c.   Please revise to include your charge-off policy in your significant accounting policies footnote to your financial statements for all periods presented, as applicable.

37.   We note your response and revised disclosures on pages 192, F-29 and F-62, related to the line item "Transferred from Other Accounts" as shown in your allowance for credit losses rollforward, in response to prior comment 90 from our letter dated January 28, 2010. Please address the following:

   a.   We note from your revised disclosure that the $2.4 million increase in your allowance as of December 31, 2008 related to a portion of the accretable discount due to the Manager for a loan originally recorded under SOP 03-3 and for which you recorded an additional allowance during fiscal year 2008. It would seem that an amount due to the Manager from the Fund would *decrease* your allowance rather than increase the allowance. Please tell us why the amount is increasing the ending allowance balance at December 31, 2008.

b.   Further, please revise your disclosure in Note 4 on page F-32 under the section "*Accretable Discounts and Acquired Loans*" to more clearly disclose why a portion of the allowance on this loan was distributed to the Manager and to clearly identify the contractual obligations or arrangements that led to this adjustment.

c.   It appears from your revised disclosures that the $45.3 million decrease in your allowance for credit losses as of September 30, 2009 relates to loan charge-offs, as it agrees to the Net charge-offs amount presented on page 149. If correct, in order to promote consistency throughout your document, please revise to change this line item caption to "Net charge-offs" in your rollforward on pages 192 and F-62, and elsewhere in your document as applicable.

Liquidity and Capital Resources

Interest Income, page 199

38.   We note your response and revised disclosure to prior comment 94 from our letter dated January 28, 2010. Please further revise this section to disclose the amount of interest income recognized due to interest reserves for each period presented.

Executive Compensation, page 235

39.   We note your response to comment 99 in our letter dated January 28, 2010. Please tell us how you concluded that neither Ms. Guske nor Mr. Peterson is an executive officer within the meaning of Exchange Act Rule 3b-7. We note, in that regard, the disclosure on page 229 that Ms. Guske, the Senior Vice President – Loan Management, is responsible for the management of all loan and construction related activities and Mr. Peterson, the Senior Vice President – Investments, is responsible for managing all broker-dealer relationships and facilitating or overseeing all investor-related financial matters. Please address in your response how you concluded that neither individual is in charge of a principal business unit, division or function or performs a policy making function.

40.   We note your response to comment 100 in our letter dated January 28, 2010 and

your revised disclosure on page 239. Please revise to disclose why base salary levels for Messrs. Albers, Meris and Darak reverted to their prior levels. For example, please discuss whether the reduced revenue and liquidity available to the Manager that caused the base salary reductions were mitigated or if the reversion was based on some other set of factors.

Description of IMH Financial Corporation's Capital Stock, page 246

41. You disclose on page 246 that shares of your voting common stock to be issued in the Conversion Transactions and an initial public offering will be duly authorized, validly issued, fully paid and nonassessable. Please tell us the basis for the legal conclusion related to the shares to be issued an initial public offering. We note, in that regard, that you will receive an opinion of counsel prior to effectiveness of the registration statement regarding the shares to be issued in the Conversion Transactions.

Material U.S. Federal Income Tax Considerations, page 269

42. We note the statement that in the opinion of counsel to the Fund, this section is a summary of the material U.S. federal income tax considerations with respect to the Conversion Transactions relevant to members of the Fund. We also note that counsel has provided a short-form tax opinion. If you elect to use a short-form opinion, the prospectus must state clearly that the discussion in the tax consequences section of the prospectus is counsel's opinion. It is not appropriate for the prospectus to state that the discussion is a summary of the tax consequences. Please revise accordingly.

Consolidated Financial Statements – IMH Secured Loan Fund, LLC

Note 2 – Significant Accounting Policies

Real Estate Held for Development, page F-16

43. We note your response and revised disclosure to prior comment 106 from our letter dated January 28, 2010. In your response to bullet "d", you disclose that you estimate the fair value of assets acquired through foreclosure based on the *"proposed development of the related asset, if deemed appropriate, as opposed to a sale of such property on an "as-is" basis."* Please address the following:

   a.   For the balance sheet dates presented, please revise to quantify the extent to which your assets acquired in foreclosure were valued on an "as is" versus and "as developed".

   b.   Provide us with a table that details the following for each of your assets acquired in foreclosure as of each balance sheet date presented:

- o a breakdown of the valuation amount for each asset;
- o identification of the methodology used ("as is" basis or "as developed" basis);
- o for assets where the "as developed" basis was used, tell us whether you also computed a valuation on the "as is" basis and the amounts computed; and
- o how you determined which valuation basis to use.

c. Clearly disclose how you determined which approach was appropriate, and identify any changes to the valuation approach used for a given property for the balance sheet dates presented.

d. For the assets valued on an "as developed" basis, tell us whether you adjusted your valuations for entrepreneurial profit margins. Tell us the discount rates used for the loans where you used the "as developed" approach. Tell us how you determined whether the risk premium for entrepreneurial profit margins was properly captured in the discount rates used, and quantify how you adjusted or increased the discount rates to capture the additional risk premium.

e. For assets where you used an "as developed" approach, please tell us how you considered the resulting valuation amount as compared to the valuation amount that would have been produced under an "as is" approach.

f. Tell us whether you believe the use of an "as is" basis would have produced a valuation amount that was significantly different than the amounts you used and the basis for your conclusions.

Note 4 – Mortgage Investments, Loan Participations and Loan Sales, page F-20

44. We note your response and revised disclosures to prior comment 104 from our letter dated January 28, 2010. However, we note that you continue to refer to your provision for credit losses as "valuation charge for current fair value" in your allowance for credit loss rollforward on pages F-29 and F-62. Please revise to consistently refer to your provision as "provision for credit losses", as indicated throughout the remainder of your amended filing.

45. We note your response to prior comment 107 from our letter dated January 28, 2010. In your response to bullet "d", you state that you previously recorded cash flows related to sales and purchases of loans as financing activities because, although not legally obligated to do so, you consistently repurchased sold loans

and, as such, considered them to be borrowings rather than traditional loan sales. The guidance in ASC 230-10-45-12 and 45-13 requires that cash inflows and outflows related to sales and purchases of loans should be classified as investing cash flows. Please revise to present the amounts related to "Proceeds from Sale of Whole Loans" and "Repurchase of Whole Loans Sold" as investing cash flows.

46.   We note your response to prior comment 108 from our letter dated January 28, 2010; however, it does not appear that you appropriately addressed our comment. As such, as previously requested, please revise to include the disclosures required by ASC 310-30-50 (SOP 03-3). If you continue to feel that disclosure of this information in your filing would be competitively harmful to the Company, please, at minimum, provide us with the information required by ASC 310-30-50 in your response letter and consider the provisions of Rule 83 as you deem necessary. Please note that we may have additional comments.

Consolidated Financial Statements for the Period Ended September 30, 2009 – IMH Secured Loan Fund, LLC

Note 2 – Significant Accounting Policies

Subsequent Events, page F-51

47.   We note your response and revised disclosure to prior comment 109 from our letter dated January 28, 2010. We note that you disclose information related to an additional event that occurred subsequent to December 31, 2009 that involved the purchase of golf memberships for $4.6 million and the payment of golf monthly dues and assessments totaling $407,000 related to certain residential lots that the Fund acquired through foreclosure. Please tell us how you recorded the settlement and payment of $4.6 million related to the purchase of the golf memberships in your financial statements. Please refer to any technical guidance you relied on when determining how to record this transaction. Further, please tell us the date you recorded this transaction in your financial statements.

Consolidated Financial Statements – Investors Mortgage Holdings, Inc.

Note 2 – Principles of Consolidation, page F-79

48.   We note your response to prior comment 110 from our letter dated January 28, 2010. Tell us how you considered the guidance of ASC 810-10-25-38C (SFAS 167), which indicates that a reporting entity's determination of whether it has power to direct the activities of a VIE that most significantly impact the VIE's economic performance shall not be affected by the existence of kick-out rights unless a single reporting entity (including its related parties and de facto agents) has the unilateral ability to exercise those kick-out rights. Tell us how you

evaluated whether the Fund Members represent a single reporting entity for voting purposes in evaluating the impact of kick-out rights.

Annex F, page F-1

49.   Please tell us if there are any differences between the form of fairness opinion included as Annex F and the signed opinion delivered to the board of directors on February 8, 2010.

50.   We note the limitation on reliance by members in the last paragraph of the fairness opinion to be provided by Sutter Securities. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Sutter Securities' belief that members cannot rely upon the opinion to support any claims against Sutter Securities arising under applicable state law (e.g., the inclusion of an express disclaimer in Sutter Securities' engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Sutter Securities would have no effect on the rights and responsibilities of either Sutter Securities or the board of directors under the federal securities laws.

Exhibits and Financial Statement Schedules, page II-2

51.   We note your response to comment 20 of our letter dated January 28, 2010. Please file the management agreement between SWIM and SWI Fund as an exhibit.

Exhibit 23.1

52.   Please revise the independent auditors consent from BDO Seidman, LLP to include the date of their consent.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney Advisor

cc: Peter T. Healy, Esq.
        O'Melveny & Myers LLP
        (By facsimile)